UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GLOBAL IMAGING SYSTEMS, INC.

(Name of Subject Company (Issuer))

RG ACQUISITION I CORP.

(Offeror)

A Wholly Owned Subsidiary of

XEROX CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

37934A 10 0

(CUSIP Number of Class of Securities)

Samuel K. Lee

Assistant Secretary and Associate General Counsel

Xerox Corporation

800 Long Ridge Road

P.O. Box 1600

Stamford, Connecticut 06904

(203) 968-3000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Scott A. Barshay

George F. Schoen

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,582,835,486	$48,593.05

(1)	Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 54,580,534 shares of Global Imaging Systems, Inc. common stock, which represents the estimated maximum number of shares of Global common stock to be acquired in the tender offer (which maximum number is composed of (i) 50,398,560 shares of Global common stock outstanding as of April 3, 2007 plus (ii) 4,181,974 shares of Global common stock issuable upon the exercise of outstanding options as of April 3, 2007) by $29.00 per share (which is the offer price).

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for fiscal year 2007, issued September 29, 2006, by multiplying the transaction value by .0000307.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $48,593.05	Filing Party: RG Acquisition I Corp. and Xerox Corporation
Form of Registration No.: Schedule TO	Date Filed: April 4, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☒

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) RG Acquisition I Corp., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Xerox Corporation, a New York corporation (“Xerox” or the “Parent”), and (ii) Xerox. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed on April 4, 2007, as amended (the “Schedule TO”) and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Global Imaging Systems, Inc., a Delaware corporation (“Global”), at a purchase price of $29.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 4, 2007 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

Items 1 through 9 and 11

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“At 12:00 midnight, New York City time, on Tuesday, May 8, 2007, the Offer expired as scheduled. The Offer was not extended. Based on the information provided by the Depositary to Xerox, as of May 8, 2007, approximately 45,567,421 Shares were tendered and not withdrawn prior to the expiration of the Offer, including 2,740,389 Shares subject to guaranteed delivery procedures. The Purchaser has accepted all validly tendered and not withdrawn Shares for payment. The Shares tendered and not withdrawn represent approximately 90.4 percent of Global’s Shares.

Pursuant to the terms of the Merger Agreement, Xerox intends to cause the merger of the Purchaser with and into Global (the “Merger”) following the expiration of the Offer. The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into Global with Global continuing as the Surviving Corporation, wholly owned by Xerox. Pursuant to the Merger Agreement, at the Effective Time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares owned by Global, Parent or the Purchaser, which will be canceled and retired and shall cease to exist, and (ii) Shares owned by Global stockholders who perfect their appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive $29.00 net in cash without interest and less any required withholding taxes.”

Item 12	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(E) Press release issued by Xerox dated May 9, 2007.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RG ACQUISITION I CORP.

By	/s/ James A. Firestone
	Name:	James A. Firestone
	Title:	President & Chief Executive Officer
	Date:	May 9, 2007

XEROX CORPORATION

By	/s/ James A. Firestone
	Name:	James A. Firestone
	Title:	Executive Vice President President, Xerox North America
	Date:	May 9, 2007

Exhibit	Exhibit Name

(a)(5)(E)	Press Release issued by Xerox on May 9, 2007.

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